                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the quarterly period ended July 4, 1999



                               MADGE NETWORKS N.V.



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                    (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F X         Form 40-F

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.

                               Page 1 of 23 Pages
                        Exhibit Index Appears on Page 17.

                               MADGE NETWORKS N.V.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                                   Page
         Financial Information:*
         Condensed Consolidated Balance Sheets as of June 30, 1999 (unaudited) and December          3
         31, 1998
         Condensed Consolidated Statements of Operations for the three month periods ended           4
         June 30, 1999 and 1998 (unaudited)
         Condensed Consolidated Statements of Operations for the six month periods ended June        5
         30, 1999 and 1998 (unaudited)
         Condensed Consolidated Statements of Cash Flows for the six month periods ended June        6
         30, 1999 and 1998 (unaudited)
         Notes to Condensed Consolidated Financial Statements                                        7
         Management's Discussion and Analysis of Financial Condition and Results of Operations      10
         Legal Proceedings                                                                          15
         Risk Factors                                                                               15
         Signatures                                                                                 16
         Exhibit Index                                                                              17
         Exhibit A-- Second Quarter Press Release                                                   18


         --------------------
         * The Company's fiscal year ends on December 31 of each year. For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on a calendar month end, whereas, in fact, the Company operates on the basis of thirteen week financial quarters.

Madge Networks N.V.
Condensed Consolidated Balance Sheets
 (in thousands)

                                                               (Unaudited)
                                                                 JUNE 30,          DECEMBER 31,
                                                                   1999                1998
                                                             -----------------   ------------------
ASSETS
Current assets:
      Cash and cash equivalents                                       $71,329             $130,494
      Accounts receivable. net of allowances for doubtful
      accounts of  $2,570 at June, 1999 and
      $2,604 at December, 1998.                                        45,063               38,966
Inventories:
      Raw materials                                                     3,973                3,114
      Finished goods                                                    3,799                8,360
                                                             -----------------   ------------------
                                                                        7,772               11,474

Current deferred tax assets                                                45                   51

Prepaid expenses and other current assets                              14,319               13,833
                                                             -----------------   ------------------
      Total current assets                                            138,528              194,818

Property and equipment, net                                            38,383               26,215
Intangible assets, net                                                 33,361                   --
Investments                                                                --                3,624
Long-term deferred tax assets                                             315                  335
                                                             =================   ==================
Total Assets                                                         $210,587             $224,992
                                                             =================   ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Short-term borrowing                                             $  726             $  1,633
      Accounts payable and accrued liabilities                         59,185               48,282
      Other accrued liabilities                                        37,591               42,379
      Income taxes payable                                             16,641               13,228
      Current portions of lease obligations                             3,606                2,178
                                                             -----------------   ------------------
      Total current liabilities                                       117,749              107,700

Long-term liabilities and lease obligations                             2,871                  899
                                                             -----------------   ------------------
      Total Liabilities                                               120,620              108,599

Shareholders' equity:
Common shares                                                          24,097               25,182
Additional paid-in capital                                            115,296              123,658
Treasury stock                                                         (7,530)             (10,703)
Accumulated deficit                                                   (35,239)             (16,624)
Accumulated other comprehensive income                                 (6,657)              (5,120)
                                                             -----------------   ------------------
Total shareholders' equity                                             89,967              116,393

                                                             =================   ==================
Total Liabilities and Shareholders' Equity                           $210,587             $224,992
                                                             =================   ==================

                             See accompanying notes

Madge Networks N.V.
Condensed Consolidated Statements of Operations (Unaudited)
(in thousands)

                                                                                   THREE MONTHS ENDED JUNE 30,
                                                                                 ---------------------------------

                                                                                     1999                1998
                                                                                 --------------       ------------
Net sales:
Continuing                                                                        $    53,342         $  63,185
Discontinued                                                                               --            24,111
                                                                                  -------------       ------------
                                                                                       53,342            87,296

Cost of sales:
Continuing                                                                             30,018            31,678
Discontinued                                                                               --            11,710
                                                                                  -------------       ------------
                                                                                       30,018            43,388

                                                                                  -------------       ------------
Gross profit                                                                           23,324            43,908

Operating expenses:
Sales and marketing:
Continuing                                                                             18,320            15,366
Discontinued                                                                               --             6,536
                                                                                  -------------       ------------
                                                                                       18,320            21,902

Research and development:
Continuing                                                                              8,995             9,438
Discontinued                                                                               --             4,289
                                                                                  -------------       ------------
                                                                                        8,995            13,727

General and administrative:
Continuing                                                                              6,316             3,708
Discontinued                                                                               --             1,914
                                                                                  -------------       ------------
                                                                                        6,316             5,622

Special charge                                                                             25             --

                                                                                  -------------       ------------
Total operating expenses                                                               33,656            41,251

                                                                                  -------------       ------------
(Loss) income from operations                                                         (10,332)            2,657

Net interest income                                                                       596               295

                                                                                  -------------       ------------
(Loss) income before income taxes                                                      (9,736)            2,952

Provision for income taxes                                                                402               720

                                                                                  =============       ============
Net (loss) income                                                                 $   (10,138)        $   2,232
                                                                                  =============       ============

Net (loss) income per share
      Basic                                                                            $(0.25)            $0.05
      Diluted                                                                          $(0.25)            $0.05

Shares used in computing net (loss) income per share
      Basic                                                                            40,535            45,738
      Diluted                                                                          40,535            46,063


                             See accompanying notes

Madge Networks N.V.
Condensed Consolidated Statements of Operations (Unaudited)
(in thousands)

                                                                                    SIX MONTHS ENDED JUNE 30,
                                                                                  ------------------------------
                                                                                      1999             1998
                                                                                  --------------    ------------
Net sales:
Continuing                                                                         $  102,156         $  128,960
Discontinued                                                                               --             48,913
                                                                                  --------------    ------------
                                                                                      102,156            177,873

Cost of sales:
Continuing                                                                             57,918             65,673
Discontinued                                                                               --             24,506
                                                                                  --------------    ------------
                                                                                       57,918             90,179

                                                                                  --------------    ------------
Gross profit                                                                           44,238             87,694

Operating expenses:
Sales and marketing:
Continuing                                                                             35,530             30,884
Discontinued                                                                               --             12,630
                                                                                  --------------    ------------
                                                                                       35,530             43,514

Research and development:
Continuing                                                                             18,370             18,366
Discontinued                                                                               --              8,380
                                                                                  --------------    ------------
                                                                                       18,370             26,746

General and administrative:
Continuing                                                                             10,184              7,364
Discontinued                                                                               --              3,628
                                                                                  --------------    ------------
                                                                                       10,184             10,992

Special charge                                                                             25                --

                                                                                  --------------    ------------
Total operating expenses                                                               64,109             81,252

                                                                                  --------------    ------------
(Loss) income from operations                                                         (19,871)             6,442

Net interest income                                                                     1,658                315

                                                                                  --------------    ------------
(Loss) income before income taxes                                                     (18,213)             6,757

Provision for income taxes                                                                402              1,468

                                                                                  ==============    ============
Net (loss) income                                                                  $  (18,615)           $ 5,289
                                                                                  ==============    ============

Net (loss) income per share
      Basic                                                                            $(0.44)             $0.12
      Diluted                                                                          $(0.44)             $0.12

Shares used in computing net (loss) income per share
      Basic                                                                            41,863             45,499
      Diluted                                                                          41,863             45,645

                             See accompanying notes

Madge Networks N.V.
Condensed Consolidated Statements of Cash Flows
(Unaudited) (in thousands)

                                                                                 SIX MONTHS ENDED JUNE 30,

                                                                               -------------------------------

                                                                                    1999              1998
                                                                               ----------------     ----------
Cash flows from operating activities:
    Net (loss) income                                                               $(18,615)          $5,289
    Adjustments to reconcile net (loss)  income to net cash provided by operating activities:
    Depreciation and amortization                                                      5,821           11,136
    Profit (loss) on sale of fixed assets                                                287            1,453

Changes in assets and liabilities:
    Accounts receivable                                                               (2,897)           7,367
    Net inventories                                                                    3,702           13,290
    Prepaid expenses and other current assets                                          2,836           (5,129)
    Accounts payable                                                                   1,861           (4,266)
    Other accrued liabilities                                                         (4,788)          18,272
    Income taxes payable                                                               3,413           (1,298)
                                                                                 --------------     ----------
Net cash (used in) provided by operating activities                                   (8,380)          46,114
                                                                                 --------------     ----------

Cash flows from investing activities:
    Additions to property and equipment                                              (13,027)         (11,473)
    Purchase of subsidiary                                                           (37,743)           --
    Proceeds from sales of property and equipment                                         21           14,091
                                                                                 --------------     ----------
Net cash (used in) provided by investing activities                                 $(50,749)          $2,618
                                                                                 --------------     ----------

Cash flows from financing activities:
    Proceeds from (repayments of) mortgage and lease obligations                       3,400           (1,053)
    (Repayments of) proceeds from short-term loans                                      (907)             122
    Repurchase of common shares                                                       (3,453)           --
    Net proceeds from issue of common shares                                             803            1,000
                                                                                 --------------     ----------
Net cash (used in) provided by financing activities                                     (157)              69

                                                                                 ==============     ==========
Net (decrease) increase in cash and cash equivalents                                $(59,286)         $48,801
                                                                                 ==============     ==========

Cash and cash equivalents at the beginning of the period                             130,494           62,106
Effect of exchange rate changes on cash                                                  121               12
                                                                                 --------------     ----------
Cash equivalents at the beginning of the period
(at period-end exchange rates)                                                       130,615           62,118

                                                                                 ==============     ==========
Cash and cash equivalents at the end of the period                                    71,329          110,919
                                                                                 ==============     ==========
Net (decrease) increase in cash and cash equivalents                                $(59,286)        $ 48,801
                                                                                 ==============     ==========


                             See accompanying notes

MADGE NETWORKS N.V.


NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)


1        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

         The condensed consolidated financial statements include the accounts of Madge Networks N.V. (the "Company"), a company incorporated in The Netherlands, and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The condensed consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been made. The condensed consolidated balance sheet at December 31, 1998 has been derived from the audited consolidated financial statements at that date.

         The Company's fiscal year ends on December 31 of each year. For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on a calendar month end, whereas, in fact, the Company operates on the basis of thirteen week financial quarters.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1998 included in the Company's 1998 Annual Report on Form 20-F.

         The results of operations for the period ended June 30, 1999 are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

Revenue Recognition

         The Company recognizes revenue from product sales upon shipment of product. Net sales from non-recurring technology licensing or engineering is recognized upon customer acceptance. Software license royalty revenue is recognized upon notification by the licensee that products incorporating the Company's software have been shipped by the licensee.

         The Company, subject to certain limitations, permits some distributors to exchange products or to return products in exchange for credits against future purchases. In addition, in the event that the Company reduces its selling prices, the Company, subject to certain limitations, credits some distributors for the difference between the purchase price of the products remaining in the customer's inventories and the Company's reduced price for such products. An allowance for sales returns and price reduction adjustments is accrued concurrently with the recognition of revenue.

         Contract service revenue is recognized on an accrual basis over the life of the contract. Contract revenues invoiced in advance of revenues earned are recorded as deferred revenue. Telecommunications revenues are recognized when services are rendered in accordance with customer usage.

Inventories

         Inventories are stated at the lower of cost or market value, determined on a weighted average cost method.


Earnings Per Share

         Net income per common share information is computed on the weighted average number of common shares outstanding and dilutive common share equivalents from the exercise of employee share options using the treasury stock method. In the periods when the Company reports a net loss, employee share options are excluded from the calculation because their effect is anti-dilutive.

         The following table sets forth the computation of basic and diluted earnings per share as required by SFAS No. 128 (all amounts in thousands except per share amounts):


                                                Three Months Ended June 30,             Six Months Ended June 30,
                                              ---------------------------------      --------------------------------
                                                   1999                1998             1999              1998
                                              ----------------      -----------       ------------     --------------

            Net (loss) income                   $(10,138)             $2,232         $(18,615)          $ 5,289
                                              ================      ===========       ============     ==============

            Weighted average common
             shares outstanding                   40,535              45,738           41,863            45,449
            Common share equivalents
             resulting from stock options           --                   325               --               146
                                              ----------------      -----------       ------------     --------------

            Total common shares and common
              equivalents for calculation
              of net (loss) income per share

            Basic                                 40,535              45,738           41,863            45,499
                                              ================     ============      =============     ==============
            Diluted                               40,535              46,063           41,863            45,645
                                              ================     ============      =============     ==============

            Net (loss) income per share:
            Basic                             $    (0.25)             $ 0.05          $ (0.44)           $ 0.12
                                              ================     ===========       ============      ==============

            Diluted                           $    (0.25)             $ 0.05          $ (0.44)           $ 0.12
                                              ================      ===========       ============     ==============


2        SPECIAL CHARGE

         Special charges incurred in the second quarter of 1999 relate to the reorganization of operating activities connected with the establishment of the Enterprise Networks Products Division. The charges incurred provided for costs relating to facilities of $3.0 million, leasehold costs relating to buildings of $0.6 million and provisions for writing off fixed assets of $0.5 million. Planned headcount reductions were provided for previously under provisions made at the time of the sale of Lannet in August 1998. Facilities and leasehold costs are expected to be realized through cash payments whereas fixed assets costs are expected to be non-cash transactions.

         In June 1999, after regular review of the provisions originally created as a special charge on the sale of Lannet in the third quarter of 1998, the Company reversed $4.1 million of the special charge.

The reversal related to forecast product returns and professional fees estimated at the time of sale that the Company did not incur.

3        COMPREHENSIVE INCOME (LOSS)

         Under SFAS No. 130, "Reporting Comprehensive Income," foreign currency translation adjustments are included in other comprehensive income (loss).

The following are the components of comprehensive income (loss):

                                                  --------------------------------     -----------------------------
(Unaudited) (in thousands)                        Three Months Ended June 30           Six Months Ended June 30
                                                  --------------------------------     -----------------------------
                                                       1999              1998             1999             1998
                                                  ---------------    -------------     ------------    -------------
Net (loss) income                                    (10,138)            2,232           (18,615)          5,289

Foreign currency translation adjustments              (1,519)           (1,107)           (1,537)         (2,189)
                                                                     -------------     ------------
                                                  ---------------                                      -------------
Other comprehensive (loss) income                     (1,519)           (1,107)           (1,537)         (2,189)
                                                  ===============    =============     ============    =============
Total Comprehensive (loss) income                    (11,657)            1,125           (20,152)          3,100
                                                  ===============    =============     ============    =============

The components of accumulated other comprehensive loss are as follows:

                                                     June 30,         December 31,
                                                       1999              1998
                                                ----------------   -----------------

Cumulative translation adjustments                   (6,657)            (5,120)
                                                ----------------   -----------------
Total accumulated other comprehensive loss           (6,657)            (5,120)
                                                ================   =================

MADGE NETWORKS N.V.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

         Madge Networks N.V. ("Madge or the Company") is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. The Company's goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. Madge's main business centers are located at Wexham Springs, United Kingdom, and San Jose, California. The Company serves its international customer base through a global network of distributors and resellers and markets its managed network services primarily directly to business customers.

         During the year ended December 31, 1998, the Company reorganized its operational and internal reporting structure into two segments. The products segment consists of the Enterprise Network Products Division and the services segment consists of the Managed Network Services Division. The Enterprise Network Products Division was formed by the combination of the Company's former Token Ring solutions and video networking divisions. The Managed Network Services Division aims to provide IP-focused managed network services to medium and large enterprises in targeted market sectors. The division is based at Wexham Springs, United Kingdom and has operations worldwide. The combination of these divisions is expected to create operating efficiencies that may reduce the Company's expense base throughout 1999 and may offset, in part, increased expenses associated with the newly established services business.

         The results of Lannet, the Company's Ethernet business, are consolidated in the Company's financial statements up to the time it was sold in August 1998. To the extent that results for periods prior to September 30, 1998 include Lannet's results, the results will not be comparable to results for later periods. Results presented in the discussion below for the Company's "continuing" operations exclude Lannet, while "total" results include Lannet for periods prior to the date of sale.

         Special charges incurred in the second quarter of 1999 relate to the reorganization of operating activities connected with the establishment of the Enterprise Networks Products Division. The charges incurred provided for costs relating to facilities of $3.0 million, leasehold costs relating to buildings of $0.6 million and provisions for writing off fixed assets of $0.5 million. Planned headcount reductions were provided for previously under provisions made at the time of the sale of Lannet in August 1998. Facilities and leasehold costs are expected to be realized through cash payments whereas fixed assets costs are expected to be non-cash transactions.

         In June 1999, after regular review of the provisions originally created as a special charge on the sale of Lannet in the third quarter of 1998, the Company reversed $4.1 million of the special charge. The reversal related to forecast product returns and professional fees estimated at the time of sale that the Company did not incur.

         The Company's operating results have in the past and may in the future be affected by various risk factors, many of which are beyond the Company's control. Certain of the statements included in this Report on Form 6-K which express the Company's "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, and statements regarding expectations of significant revenue in 1999, acceleration of development of the services division, the size of and potential growth or decline in markets for the Company's products and services, the Company's expected gross profit and expense levels, the adequacy of the Company's financial resources, the anticipated outcome of litigation involving the Company, the Company's plans to continue investing in core technologies and new products and services, the Company's Common Share repurchase program, the date the Company expects its systems to be Year 2000 compliant, as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to under the caption "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998 and elsewhere therein. Actual results, actions or events could differ materially. Risks include, among other factors, competition, potential for quarterly fluctuations, changes in general economic conditions, the potential need for alternative resources, market conditions and volatility of the Company's shares, rapid or unexpected changes in technologies, dependence on suppliers for Year 2000 compliance, the challenge of managing expenses to changing revenue and changed priorities and resource allocation resulting from these and other factors. The Company believes that future operating results will also depend on, among other factors, demand for its products and services, the Company's ability to identify and develop new business opportunities and to differentiate its products and services from those of its competitors.


ACQUISITION OF GAINS

         On February 5, 1999 the Company acquired all the outstanding shares of Gains International (C.I) Limited, Gains Hong Kong Limited and Gains Japan Co. Limited, private companies incorporated in Guernsey, Channel Islands, Hong Kong and Japan (collectively "Gains"). The purchase consideration was $46.0 million in cash. After taking into account the cash balances of Gains and capitalized acquisition costs, the net cash outflow was $37.7 million. The acquisition was accounted for under the purchase method, resulting in goodwill of $33.9 million, which is being amortized over 20 years. Gains is an international carrier supplying the financial sector, and its acquisition and integration into the Company's Managed Network Services Division is expected to accelerate the development of that division.

RESULTS OF OPERATIONS

Net Sales

         Net sales from continuing operations, which consist of Enterprise Network Product Division and Managed Networks Services Division sales, were $53.3 million in the three months ended June 30, 1999, a decrease of 16%, compared to $63.2 million for the same period in 1998. Net sales from continuing operations were $102.2 for the six months ended June 30, 1999, a decrease of 21%, compared to $129.0 million for the same period in 1998. The decrease in continuing net sales was primarily in the United States where sales were $12.9 million for the second quarter of 1999, a decline of 45%, compared to $23.6 million for the same period in 1998. The decline in net sales in the first six months of 1999 compared to 1998 was a result of reduced demand for the Company's networking products. The Company continued working with it's distribution partners during the three months ended June 30, 1999 to improve supply chain efficiency, and reduced channel inventories by $4.5 million. Total net sales, including discontinued operations, were $87.3 million and $177.9 million for the three months and six months ended June 30, 1998, respectively.

         Net sales from continuing operations in the Enterprise Network Products Division, which consist of Token Ring and video networking products, was $44.4 million for the three months ended June 30, 1999, a decline of 30% from $63.2 million for the same period in 1998. Sales of these products were $88.3 million in the six months ended June 30, 1999, a decrease of 32%, compared to $129.0 million in the same period of 1998. Sales of these products represent approximately 83% and 100% of the Company's net sales in the three months ended June 30, 1999 and 1998, respectively.

         Token Ring sales for the three months ended June 30, 1999 were $39.3 million, a decline of 33%, from $58.3 million for the same period in 1998. Sales of Token Ring products for the six months ended June 30, 1999 were $79.0 million, a decline of 33%, compared to $118.6 million for the same period in 1998. Video networking sales were $5.1 million for the three months ended June 30, 1999, an increase of 4%, from $4.9 million for the same period in 1998. Sales of video networking products for the six months ended June 30, 1999 were $9.3 million, a decline of 11%, compared to $10.4 million for the same period in 1998. The Company's plans take into account the possibility that the market for its legacy Token Ring products (principally adapter cards) is declining and sales of these products could decline over the longer term. The Company is focused on gaining market share in this potentially declining market. The Company anticipates level sales for the division for the remainder of 1999.


         Net sales of the Managed Network Services Division, which includes Gains, were $8.9 million, or 17% of net sales, for the second quarter of 1999 compared to $4.9 million for the first quarter of 1999, an increase of 82%. Excluding sales to the previous parent of the acquired company, sales for the division for the three months ended June 30, 1999 were $4.7 million. The Managed Network Service Division recorded a full quarter's revenue for the Gains operation in the second quarter of 1999. Madge acquired Gains on February 5, 1999 and hence did not record a full quarter's revenue in the first quarter of 1999. The division did not generate any revenues prior to the first quarter of 1999. The Company anticipates that the Division will continue to grow its revenue for the remainder of 1999.


Gross Profit

         Gross profit from continuing operations was $23.3 million, or 44% of net sales, for the three months ended June 30, 1999 compared to $31.5 million, or 50% of net sales, for the same period in 1998. Gross profit from continuing operations for the six months ended June 30, 1999 was $44.2 million, or 43% of net sales, compared to $63.3 million, or 49% of net sales, for the same period in 1998. Gross profit for the Enterprise Network Products Division were 51% for each of the three months ended June 30, 1999 and 1998. The Managed Networks Services Division gross profit for the three months ended June 30, 1999 was 5%; this division had no revenues prior to the first quarter of 1999.

         The lower gross margin from continuing operations for the first six months of 1999 compared to the same period in 1998 resulted primarily from the increased proportion of revenue derived from the Managed Network Services Division as well as competitive pricing pressures in the Enterprise Network Products Division. The Company believes that gross margins for its Enterprise Network Products Division will remain under pressure primarily because of continued price competition. Margins in the Company's Managed Network Services division are expected to remain lower than those achieved by the products division until economies of scale for this business segment can be realized. Gross margins for total operations for the three and six months ended June 30, 1999 were 50% and 49%, respectively.

         Earnings before interest, tax, depreciation and amortization ("EBITDA") for the three months ended June 30, 1999 was a loss of $6.7 million or $0.16 per diluted share, compared to income of $6.0 million or $0.13 per diluted share for the three months ended June 30, 1998. For the six months ended June 30,1999 EBITDA was a loss of $14.1 million or $0.34 per diluted share and income of $17.6 million or $0.39 per diluted share for the six months ended June 30, 1998.


Sales and Marketing

         Sales and marketing expenses for continuing operations were $18.3 million, or 34% of continuing net sales, for the three months ended June 30, 1999, an increase of 19%, compared to $15.4 million, or 24% of continuing net sales, for the same period of 1998. For the six months ended June 30, 1999, sales and marketing expenses from continuing operations were $35.5 million, an increase of 15%, compared to $30.9 million for the same period in 1998. These expenses represented 35% and 24% of continuing net sales in 1999 and 1998, respectively. The increase in sales and marketing expenses for the three and six


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months ended June 30, 1999 compared to the same periods in 1998 reflected increased sales and marketing operations associated with the launch of the Company's Managed Network Services Division and the acquisition of Gains. The Company expects that its sales and marketing expenses will continue to be a significant percentage of net sales in the future, but should decline as a percentage of sales as the Managed Network Services sales grow. Total sales and marketing expenses were $21.9 million and $43.5 million for the three and six months ended June 30, 1998, representing 25% and 24% of total net sales, respectively.


Research and Development


         Research and development expenses for continuing operations were $9.0 million, or 17% of continuing net sales, for the three months ended June 30 1999, a decrease of 5%, compared to $9.4 million, or 15% of continuing net sales, for the same period in 1998. For the six months ended June 30 1999 and 1998, research and development expenses remained unchanged at $18.4 million, representing 18% and 14% of net sales from continuing operations in 1999 and 1998, respectively. The Company considers research and development expenditures to be critical to future net sales of the Enterprise Network Products Division, and intends to continue these expenditures at a significant percentage of the division's net sales, although absolute dollar expenditures for research and development may decline. All of the Company's research and development costs have been expensed as incurred. Total research and development expenses were $13.7 million and $26.7 million for the three and six months ended June 30 1998, representing 16% and 15% of total net sales, respectively.


General and Administrative

          General and administrative expenses from continuing operations were $6.3 million, or 12% of continuing net sales, for the three months ended June 30, 1999, an increase of 70%, compared to $3.7 million, or 6% of continuing net sales, for the same period in 1998. For the six months ended June 30 1999, general and administrative expenses increased to $10.2 million, or 10% of continuing net sales, compared to $7.4 million, or 6% of continuing net sales, for the same period in 1998. The increases in expenditures in 1999 compared to 1998 resulted from increased costs incurred as a result of the establishment of the Managed Network Services Division and amortization of goodwill relating to the acquisition of Gains in February 1999. Total general and administrative expenses were $5.6 million and $11.0 million for the three and six months ended June 30, 1998 representing 6% of total net sales for both periods.


Income Tax

The Company recorded a provision for income taxes of $0.4 million in the three months ended June 30 1999. Although on a consolidated basis the Company was in a net loss position, certain of its entities had net income for the period.


Liquidity and Capital Resources

         The Company is currently satisfying its liquidity and capital resource requirements through available cash, cash equivalents and bank financing facilities. At June 30, 1999, the Company had cash and cash equivalents of $71.3 million.

         The Company and its subsidiaries finance working capital in part through an uncommitted bank facility of $15 million, and a $3.5 million facility that allows borrowing up to an equal compensated cash balance of which $0.7 million was outstanding as at June 30, 1999. In October 1997, the Company entered into a $15.0 million two-year financing arrangement secured by accounts receivable generated by a U.S. subsidiary. This facility expires in September 1999 and will not be renewed. There were no borrowings against this line as at June 30, 1999.


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         Net cash used in operating activities for the six months ended June 30,
1999 amounted to $8.4 million. The net cash outflow was attributable to the net loss for the period offset by depreciation and amortization expense and an increase in working capital due to decreases in other accrued liabilities, excluding balances associated with the acquisition of Gains.

          Net cash outflow from investing activities for the six months ended June 30 1999 were $50.1 million. This consisted of approximately $37.7 million relating to the purchase of Gains in February 1999 and additions to property and equipment of $13.0 million. Purchases of property and equipment were primarily for the build-out of Managed Network Services Division's infrastructure, and other assets to support the Company's business.

         Net cash outflow from financing activities for the six months ended June 30, 1999 represented expenditures for the repurchase of Common Shares through the Company's Common Share repurchase program of $3.5 million offset by inflows from new leases relating to assets sold under sale and leaseback transactions.

         During the six months ended June 30, 1999 the Company continued its Common Share repurchase program. The amount of shares purchased and the timing of future purchases, if any, will be based on a number of factors, including the market price of the Common Shares, general market conditions and other factors that the Company's management deems appropriate. The purpose of the repurchase program is to take advantage of what the Company considers to be an attractive valuation of its Common Shares in the financial marketplace and to reserve shares for issuance under the Company's share option and employee stock purchase plans.

          Although the level of spending will be influenced by many factors, the Company believes that current resources combined with additional sources of liquidity and capital will be sufficient to meet the Company's operational requirements and currently projected capital expenditures through the next twelve months. The Company is actively reviewing business priorities, resource allocation and new business opportunities. As a result of this review the Company may in the future utilize additional funds in excess of its currently projected requirements.

         In a recent press release the Company announced plans to invest approximately $85 million in its Managed Network Services division over the next two years. The Company will fund a portion of this investment through internal working capital and lease funding. The remainder will be funded from other sources and the Company is currently exploring the options available to meet the level of investment required. There can be no assurance at this time that the Company will be able to raise additional funds for such investment or that the terms of any such funding will be acceptable to the Company.

Year 2000

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Although the Company believes that most of its products and internal systems are Year 2000 compliant, the Company has identified significant internal information technology and non-information technology systems that are not, and is working with the suppliers of these systems and products to upgrade or replace equipment and/or software to correct potential problems. This process is underway and the Company has made progress towards ensuring its essential systems are Year 2000 compliant, but has continuing work which it expects to complete by the end of the third quarter of 1999. The Company is dependent in large part on suppliers of its software and systems to achieve this goal.

         The Company has issued questionnaires to its suppliers and is questioning its significant suppliers (e.g. the supplier of its main internal software package and the third party manufacturer of its Token Ring products) further to assess whether they may suffer any problems as a result of Year 2000 issues that could affect the Company and expects to have carried out this process by mid-1999.

         Through June 30, 1999, the Company incurred expenses to address Year 2000 issues of approximately $1.2 million, representing 11% of the Company's current information systems budget, related to acquiring or updating internal systems, products, facilities and supplier issues. Planned expense associated with actions yet to be taken is now estimated at $0.8 million. Many of the upgrades needed for Year 2000 compliance have been achieved in the course of upgrades made for other reasons. There is no assurance, however, that expenditures beyond those budgeted may not be required.

         The Company continues to assess possible impacts of Year 2000 issues, and worst-case scenarios for the Company could include material difficulties in obtaining finished products from the Company's contract manufacturers, material difficulties processing orders for the Company's products, material difficulties with management information systems relied upon by the Company which might affect collections, management decisions and financial reporting. The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current systems or purchase upgrades from their suppliers for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by the Company, which could result in a material adverse effect on the Company's business, operating results and financial position. There can be no assurance that Year 2000 issues will not result in disruption to the Company's business resulting from third party suppliers' or service providers' business disruption, will not result in additional risks to the Company's product supply and internal systems, or will not result in claims from external users of the Company's products, all of which could result in a material adverse effect on the Company's business, operating results and financial position.


LEGAL PROCEEDINGS

         In August 1996, a class action lawsuit was filed in the United States District Court for the Northern District of California, San Jose Division, naming the Company and certain of its executive officers as defendants. The complaint alleged that the defendants misrepresented or failed to disclose material facts about the Company's operations, anticipated financial results and the anticipated success of the Company's products, in violation of the U.S. federal securities laws. The suit was brought by two individuals, purportedly as representatives of a class of purchasers of the Company's stock during the period from October 12, 1995 to June 13, 1996. On June 6, 1997, the Court dismissed plaintiffs' entire complaint without prejudice. On August 6, 1997, the plaintiffs filed a new amended complaint. On January 9, 1998, the Court dismissed that complaint without prejudice. On February 6, 1998, the plaintiffs filed another amended complaint. On April 3, 1998, the Company and the individual defendants moved to dismiss that complaint. A hearing on that motion was held on July 17, 1998. The Court has not yet ruled on the motion. The Company believes the allegations in the complaints to be without merit and intends to continue to defend the amended complaint vigorously.


RISK FACTORS

         From time to time reference may be made in connection with the United States Private Securities Litigation Reform Act of 1995 to risks addressed in the Company's public filings with the Securities and Exchange Commission. Please refer to the Company's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission, for factors which should be considered carefully by persons investing in the Company's securities.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           Madge Networks N.V.


                           By:  /s/ ROBERT MADGE
                                Robert H. Madge
                                Managing Director



         Date:  August 13, 1999




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                                          EXHIBIT INDEX


                                                                 Page

          Exhibit A          Second Quarter Press Release         18








































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